82-3209

OMV

02028471

News Release

March 22, 2002
For immediate release

02 APR 17

SUPPL

www.omv.com

OMV

Signing of Gas Sales and Gas Pricing Agreement for Sawan Phase 2

- Sales and pricing agreement for 170 million standard cubic feet (mn scf/d) signed
- Total production of 340 mn scf/d by late 2003
- Proved and probable gas reserves of 1.3 tcf

OMV, the Central European oil and gas group, is pleased to announce that on March 22 the Government of Pakistan has signed the Gas Sales Agreement and the Gas Pricing Agreement for Phase 2 of the Sawan gas field in Sindh with the South West (SW) Miano Joint Venture, led by OMV (PAKISTAN) Exploration Gesellschaft m.b.H. – a wholly owned subsidiary of OMV – and Sui Northern Gas Pipeline Limited (SNGPL) for the delivery of 170 mn scf/d (4.5 mn m^3/d). This agreement follows the signing of the Heads of Agreement in July 2001, thus finalizing the legal framework for the commercial use of this gas field as planned. Pakistan is a promising core region within OMV's portfolio.

In Phase 2, the joint venture (JV) will invest a further USD 100 million until production start to deliver another 170 mn scf/d sales gas to SNGPL by late 2003. Investment and sales revenues will be shared by the SW Miano JV in accordance with their participation in the field as follows:

OMV (PAKISTAN), operator	19.74%
AGIP Exploration & Production Limited	23.68%
Moravske Naftove Doly a.s.	7.90%
Pakistan Petroleum Limited	26.18%
Government Holdings Private Limited	22.50%

- Ends -

For further information, please contact:

OMV
Brigitte H. Juen, Investor Relations Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office Tel. +43 1 404 40-21660; e-mail: bettina.gneisz@omv.com
Internet home page: http://www.omv.com
Weber Shandwick Square Mile
Claudine Cartwright, London Tel: +44 20 7950-2862; e-mail: ccartwright@webershandwick.com
Golin Harris Ludgate
Allan Jordan, New York Tel: +1 (212) 697 9191; e-mail: ajordan@golinharris.com

Next result announcement **January–March 2002** on May 14, 2002

Notes to editors:

The Sawan gas field was discovered by OMV (Pakistan), the operator of the SW Miano JV, in January 1998. Following extensive testing activities, the gas field was declared commercial in December 1999, and it is estimated to contain proved and probable gas reserves of 1.3 tcf (220 mn boe for 100% or 35 bn m^3). This volume would cover Austrian gas demand five times over. Under the Sawan Phase 1 development, the SW Miano JV is already investing approximately USD 170 million to bring on stream 170 mn scf/d, equivalent to 4.5 mn m^3/d) sales of gas for delivery to Sui Southern Gas Company Limited (SSGCL) via their existing Kadanwari-Nawabshah transmission line by the second quarter of 2003.

OMV (Pakistan) is currently employing 107 people (85 Pakistani and 22 expatriate staff) including the Miano and Sawan field operations.